DLA Piper UK LLP Beijing Representative Office

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October 28, 2022

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Yong Kim

Gus Rodriguez

Michael Purcell

Loan Lauren Nguyen

Re:	Jayud Global Logistics Limited
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted
September 21, 2022 with CIK No. 0001938186

Ladies and Gentleman:

On behalf of our client, Jayud Global Logistics Limited, a Cayman Islands exempted company (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 18, 2022 on the Company’s Draft Registration Statement on Form F-1 previously submitted on September 21, 2022 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to its draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Revised Draft Registration Statement on Form F-1

Cover Page

1.

Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and pages 7, 11, 46, and 89 in accordance with the Staff’s instructions.

2.

Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, the final rules adopted by the Commission relating to the HFCA Act became effective on January 10, 2022. Also update the related risk factor accordingly.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and page 41 in accordance with the Staff’s instructions.

3.	Please revise to clarify whether the company is subject to the Holding Foreign Companies Accountable Act and related regulations.

In response to the Staff’s comments, the Company has revised the disclosure on the cover page in the Revised Draft Registration Statement to disclose that its auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 as it is not on the list published by the PCAOB. The Company respectfully advises the Staff that it has also disclosed whether and how the Holding Foreign Companies Accountable Act and the related regulations would affect the Company on the cover page, as well as associated risks on pages 40-41 in the Revised Draft Registration Statement.

4.

Please revise to also address how recent statements and regulatory actions by China’s government relating to data security or anti-monopoly concerns has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page in accordance with the Staff’s instructions.

Prospectus Summary, page 1

5.

We note your definition of “China” or the “PRC,” referring to the People’s Republic of China, excludes Taiwan and the special administrative regions of Hong Kong and Macau. Please revise your disclosure throughout to clarify that the legal and operational risks associated with operating in China also apply to your operations in Hong Kong. For instance, clarify that the PRC government has significant authority to intervene or influence your Hong Kong subsidiary at any time, which could result in a material adverse change to your business, prospects, financial condition, and results of operations, and the value of your securities. In addition, discuss any commensurate laws and regulations in Hong Kong, where applicable throughout the prospectus, and the risks and consequences to you associated with those laws and regulations. As an example, if certain of your directors are located in Hong Kong, expand your disclosure related to the enforceability of civil liabilities to address Hong Kong. Additionally, we note that Jayud Global Logistics Limited holds all of the equity interests in its PRC subsidiaries through the subsidiary incorporated in Hong Kong.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and pages 11, 13, 45-47, 62, and 73-74 in accordance with the Staff’s instructions.

Risks Related to Doing Business in China, page 12

6.

In your summary of risk factors, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 11-15 in accordance with the Staff’s instructions. The Company respectfully advises the Staff that the Company has also revised the disclosure on the cover page and under “Risk Factors - Risks Related to doing Business in China” from pages 38-57 accordingly.

Risk Factors, page 17

7.

Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on the cover page and pages 30, 39-40, and 42 in accordance with the Staff’s instructions. The Company respectfully advises the Staff that the Company has also revised the disclosure on the cover page and pages 11-15 accordingly.

8.

Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you, or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 28-30 in accordance with the Staff’s instructions.

Use of Proceeds, page 61

9.

We note your disclosures here that you intend on using “approximately 20% of the net proceeds from this offering for leasing or purchasing warehouses that have strategic importance to our business operation on a long-term basis” and “approximately 20% of the net proceeds from this offering for adding new chartered services in key trade lines in the future.” Expand your disclosure to describe the “warehouses that have strategic importance to our business operation” and “new chartered services in key trade lines” that you refer to here.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 67 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

10.

Describe any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues or income from continuing operations. If you know of events that are reasonably likely to cause a material change in the relationship between costs and revenues disclose the change in the relationship. Refer to Refer to Item 303(b)(2)(ii) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 77-79 in accordance with the Staff’s instructions. The Company respectfully advises the Staff that except for the three newly-added key factors under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the Company considers that there are no other known trends or uncertainties that have had or are reasonably likely to have a material favorable or unfavorable impact on revenues or income from continuing operations of the Company or any events that are reasonably likely to cause a material change in the relationship between costs and revenues of the Company.

11.

As an entity that provides a comprehensive range of cross-border supply chain services, discuss how supply chain disruptions have impacted your operations, both positively and negatively, during the financial statement periods presented. Specifically discuss how revenues, costs, operating profit, net income, capital resources and liquidly have been impacted. Also discuss how supply chain disruptions are expected to impact your outlook and business goals.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 77-79 in accordance with the Staff’s instructions.

12.

Please discuss and analyze your financial condition and changes in your financial condition, including the reasons for increases or decreases in average days sales in receivables and payables. Refer to Item 303(b) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 87 in accordance with the Staff’s instructions.

Key Components of Our Results of Operations

ost of Revenues, page 72

13.

Your cost of revenues primarily consist of (i) cost of freight charges, (ii) cost of goods, (iii) labor costs, (iv) cost of customs brokerage, and (v) cost of packaging. It appears that cost of freight charges is mainly attributable to your freight forwarding services. If this is the case, expand the description of the cost of freight charges to disclose the specific costs included in these charges. Similarly expand your cost of revenue disclosure on page F-17 of your financial statement footnotes.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on pages 79 and F-17 in accordance with the Staff’s instructions.

Results of Operations

Year Ended December 31, 2020 Compared to Year Ended December 31, 2021, page 74

14.	Freight forwarding service revenues increased RMG244.4 million or 100.3% for the year ended December 31, 2021. Expand your discussion and analysis as follows:

•

You disclose that revenue increased due to a 142.8% increase in customers from 599 to 1,299 customers. Disclose and quantify the factors that materially contributed to this customer growth rate, including any changes in customer acquisition costs;

•	You disclose that average revenue decreased from RMB542.7 in 2020 to RMB420.0 in 2021. Disclose the reasons why average revenue per customer declined in 2021; and

•

You disclose that revenue increases were driven by increased demand due to the recovery from COVID-19 and the establishment of four new footprints to complete transportation coverage in Guangdong, Fujian and Jiangsu provinces. Discuss and analyze separately the amount of revenue increases in these four new footprints due to price, quantity and mix.

Refer to Item 303(b)(2)(iii) of Regulation S-K.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 82 in accordance with the Staff’s instructions.

15.

Your disclosure that cost of revenues for freight forwarding services increased primarily due to the increase of freight charges is quite broad. Discuss and quantify the specific costs that increased, fuel costs, any material charges that offset one another and the underlying reasons for the changes.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 83 in accordance with the Staff’s instructions.

16.	Selling expenses as a percentage of revenues declined from 2.2% in 2020 to 1.6% in 2021. Please discuss and analyze why selling expenses decreased as a percentage of revenues in 2021.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 84 in accordance with the Staff’s instructions.

17.

Your capital expenditures increased from RMB155,102 in 2020 to RMB634,871 in 2021. Yet, your depreciation expense declined from RMB745,302 in 2020 to RMB545,048 in 2021. Please discuss and analyze the reasons for the decrease in depreciation expense despite the significant increase in capital expenditures in 2021.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 87 in accordance with the Staff’s instructions.

18.

You disclose in a risk factor that your financial position and results of operations may be materially adversely affected if your expenditure on warehouses and equipment do not match customer demand. You also disclose that to facilitate your future expansion you will need to make substantial capital expenditures. Please discuss and analyze the costs of your warehouse operations.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 83 in accordance with the Staff’s instructions. The Company respectfully advises the Staff that costs related to warehouse management only accounted for 1.26% and 0.80% of total costs for the years ended December 31, 2020 and 2021, respectively. Since the Company plans to increase investments in warehouses in the future, the costs and risks associated with such investments will increase accordingly.

Our Suppliers, page 113

19.

We note the disclosure that for the years ended December 31, 2020 and 2021, expenses incurred in relation to your five largest suppliers in terms of contract amount accounted for approximately 65.0% and 51.3% of your total expenses for the same periods, respectively. We also note your disclosure at page F-34. Please revise to identify your material suppliers and file these agreements as material contracts or provide analysis explaining why you are not substantially dependent upon these contracts.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 122 in accordance with the Staff’s instructions.

Registration Rights, page 172

20.

We note the disclosure that upon completion of this offering, certain holders of your ordinary shares or their transferees will be entitled to request that you register their ordinary shares for resale under the Securities Act, following the expiration of the lockup agreements. Once available, revise to disclose the material terms of the registration rights agreement, including the number of shares subject to such agreement, and file such agreement as an exhibit to your registration statement.

In response to the Staff’s comments, the Company has revised the disclosure in the Revised Draft Registration Statement on page 180. The Company respectfully advises the Staff that should the Company enter into a registration rights agreement with the holders of ordinary shares and their transferees, the Company will revise to disclose the material terms of the registration rights agreement and file the form of the registration rights agreement as an exhibit prior to the effectiveness of the Registration Statement.

General

21.

Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has not undertaken any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Should the Company undertake any such written communication following the submission of this letter, it will provide the Staff with a copy of any such written communications made to potential investors in reliance on Section 5(d) of the Securities Act.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Lijia Sanchez (Ellenoff Grossman & Schole LLP)